Exhibit 23


                          Independent Auditors' Consent
                          -----------------------------


The Board of Directors
Kaneb Services LLC:


          We consent to the incorporation by reference in the registration statement (No. 333-65404) on Form S-8 of Kaneb Services LLC of our report dated February 20, 2004, with respect to the consolidated balance sheets of Kaneb Services LLC and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, and all related financial statement schedules, which report appears in the December 31, 2003 annual report on Form 10-K of Kaneb Services LLC. Our report refers to a change in accounting for asset retirement obligations.


                                        KPMG LLP

Dallas, Texas
March 12, 2004